FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release, dated April 27, 2007, regarding a material event.

Item 1

Inquiries-Please contact: Andres Veszpremy General Counsel Phone: (562) 351-1187 FAX: (562) 351-1717 E-mail: aveszpremy@afpprovida.cl	FOR IMMEDIATE RELEASE

Santiago, Chile, April 27, 2007

PROVIDA REPORTS A MATERIAL EVENT

Today, Friday April 27, 2007, Mr. Joaquin Cortez, Chief Executive Officer (S) of AFP Provida, has reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

By virtue of article 9 and subparagraph second of article 10 of Law 18,045, please be advised that the following Board of Directors was elected at the Regular Shareholders Meeting held April 27, 2007, by the votes of the controlling shareholder and related parties:

	Director	Votes by Controller and Related Parties	Independent Votes	Total Votes
1.-	Gustavo Alcalde Lemarie	37,373,369	331,587	37,704,956
2.-	Alberto Pulido Cruz	37,373,369	0	37,373,369
3.-	Jesús del Pino Durán	37,377,374	1,105,700	38,483,074
4.-	Luis Fernando Ferreres Crespo	37,373,369	0	37,373,369
5.-	Ximena Rincón González	37,373,369	0	37,373,369
6.-	Juan Prado Rey-Baltar	37,373,369	0	37,373,369
7.-	Carlos Plá Royo	37,373,369	0	37,373,369

That Meeting also resolved to designate the newspaper El Mercurio for publication of notices of Shareholders Meetings.

Finally, please be advised that said Meeting resolved to pay a definitive dividend of CH$66.58 per share on account of 2006 fiscal year profits. Therefore, on May 25, 2007 will be paid a dividend of CH$47.65 per share, which corresponds to the difference between the definitive dividend and the interim dividend already paid in October 2006. These dividends are assessed by income tax pursuant to law.

Santiago, Chile, April 27, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	April 30, 2007	By:	/s/ Gabriel Galaz
			Name:	Gabriel Galaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	April 30, 2007	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.